Exhibit 99.2

May 23, 2012

To	To
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Gazit-Globe Conference Call Presentation

for Q1 2012 Financial Results

Below please find a presentation which will be presented at the analysts’ conference call scheduled for today at 17:00 (Israel time), following the publication of the Company’s financial reports as of March 31, 2012 (the “Financial Reports”).

Pages 4, 5, 6, 7, 8, 9, 12, 13, 14, 17 contain information which is not included in the Financial Reports. In addition, the information included in the presentation may be presented in a different manner than it is presented in the Financial Reports, including the information provided in page 15 of the presentation which is not presented in the same manner in the Financial Reports, but can be extracted from the data included in the Financial Reports.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

May 23, 2012 | Gazit-Globe Conference Call Presentation | Q1 2012 Financial Results A GLOBAL REAL ESTATE PLATFORM
Disclaimer 2 This presentation may include forward-looking statements, including forecasts, evaluations, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases. Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance. Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F-1, Annual Report on Form 20F and in other information we file and furnish with the Israel Securities Authority and the Securities and Exchange Commission, including under the heading "Risk Factors." All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.
Roni Soffer President 3
Listed on the Tel-Aviv Stock Exchange (TASE: GLOB) & New York Stock Exchange (NYSE: GZT) Focused on supermarket-anchored shopping centers NIS 71.9 billion in assets under management, over 600 properties Approximately NIS 6.7 billion in annual rent, approximately NIS 18 million per day 6.7 million sqm of GLA, approximately 15,000 lease agreements Approximately NIS 260 million in annual dividend, NIS 1.60 per share Domestic Credit Rating: Aa3 Stable (Midroog, Moody's subsidiary), ilA+ Stable (S&P Maalot) A Global Real Estate Platform 4
Three months ended March 31 Three months ended March 31 Three months ended March 31 % change 2011 2012 (NIS millions) 11% 1,268 1,411 Property rental income 13% 828 935 NOI 42% 89 126 FFO 33% 0.57 0.76 FFO per diluted share (NIS) 154.7 165.1 Number of shares fully diluted (millions) - *(14) 260 Net income (loss) attributable to equity holders of the company Financial Highlights 5 (*) Numbers for 2011 were retroactively adjusted due to amendment to IAS 12
(1) Excluding foreign exchange fluctuation 6 Strong tenants mix - Supermarkets, Necessity-Driven Retailers and Other High Quality Tenants Q1/2012 Same Property NOI Growth(1) Resilient Assets with Stable Occupancy (1) Excluding foreign exchange fluctuation Organic Growth - Global Diversification 6
Q1/2012 External Growth - Investment Activity, NIS 1.15 billion (NIS million) Total Investments (NIS million) Q1/2012 New properties acquisition 721 Development & redevelopment 429 Total 1,150 Dispositions and recycle of capital 383 7
Consistent Growth in Value Per Share EPRA NAV (*) and Equity Per Share 8 (*) The EPRA NAV in 2010 and 2011 was calculated based on EPRA's new guidelines published in October 2010 Numbers for 2011 and 2010 were retroactively adjusted due to amendment to IAS 12 From 2008 to Q1/2012 the dividends paid by the Company totaled NIS 860 million, NIS 6.1 per share EPRA NAV Per Share CAGR +21.8% Equity Per Share CAGR +17.5%
Gazit America Proposal Before After A win-win for all parties involved GAA's shareholders will realize a significant premium on their common shares FCR will acquire a quality portfolio of medial and retail assets at a fair price that will complement their current portfolio and enhance its strategic focus Simplifies corporate structure and improved efficiencies from Gazit's perspective 73.1% 9 50.0% Gazit-Globe (GZT/GLOB) Gazit America (GAA) ProMed Properties (CA) Medical Office Buildings 14.3 Million Shares of Equity One (EQY) First Capital Realty (FCR) 100% Gazit-Globe (GZT/ GLOB) Gazit America 14.3 Million Shares of Equity One (EQY) First Capital Realty (FCR) First Medical Formerly ProMed Properties (CA) 50.8% 100% 100%
Gadi Cunia Senior Executive VP & Chief Financial Officer 10
3 months ended March 31 3 months ended March 31 3 months ended March 31 % change 2011 2012 (in NIS million except per share data) 11% 1,268 1,411 Property rental income 13% 828 935 NOI - 65.3% 66.3% NOI margin 42% 89 126 FFO 33% 0.57 0.76 FFO per diluted share (NIS) - 69 321 Fair value gain on investment property - 342 146 Cash flow from operating activities - (14)* 260 Net income (loss) attributable to the Company - (0.09)* 1.52 Net income (loss) attributable to the Company per diluted share (NIS) Q1/2012 Highlights 11 (*) Numbers for 2011 were retroactively adjusted due to amendment to IAS 12
NOI Diversification Across Leading Economies Based on proportional consolidated NOI for the three months ended March 31, 2012 NOI Diversification (1) 12
Foreign Exchange Adjustments % change excluding FX fluctuation 3 months ended March 31 3 months ended March 31 % change excluding FX fluctuation 2011 2012 % change excluding FX fluctuation (NIS million ) (NIS million ) 8.4% 1,268 1,375 Property rental income 10.1% 828 912 NOI 16.1% 446 518 Proportional consolidated NOI The average exchange rates of the US Dollar, Canadian Dollar and the Euro have strengthened against the NIS during the first quarter of 2012 compared to the same quarter last year by approximately 4.7%, 3.1% and 0.4% respectively. Below are the main operational figures based on the same average exchange rates for the first quarter 2011: 13
Change in fair value pre-tax Consolidated (NIS million) Change in fair value pre-tax Consolidated (NIS million) Q1/2011 Q1/2012 84 297 (10) (6) (9) (2) (15) 37 19 (5) 69 321 14 Q1/2012 Fair Value of Investment Property
Balance Sheet Highlights As of March 31 As of March 31 2011 2012 (in NIS million except per share data) 56,673 66,798 Total Assets 51,824 60,243 Investment Properties and fixed assets 35,309 39,596 Interest Bearing Liabilities * 16,497 19,921 Total Equity * 6,123 7,396 Shareholder's Equity * 39.7 44.9 Shareholder's Equity Per Share 41.1 51.6 EPRA NAV per share 61.2% 58.0% Net Debt to Total Assets 15 (*) Numbers for 2011 were retroactively adjusted due to amendment to IAS 12
Currency Diversification Lowers FX Risk Assets Currency Matching Policy 16 Shareholders' Equity
The Group has liquid assets available and undrawn lines of credit in the amount of NIS 8.2 billion (of which approximately NIS 1.9 billion is on the Company level) As of March 31 2012, net debt to total assets (LTV) was 58.0%, as compared to 61.2% as of March 31, 2011 During the quarter, the Group raised NIS 131 million in equity as compared to NIS 304 million during the same quarter last year. Liquidity and Financial Strength 17
Dividend Per Share (NIS) CAGR 11.5% Consistent & Growing Dividends for Over a Decade 18 A quarterly dividend of NIS 0.40 per share will be paid on July 3, 2012. The dividend policy for 2012 is a minimum quarterly dividend payment of NIS 0.40 per share (NIS 1.60 per share annualized)